                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's notice of board meeting to be held on April 28, 2008.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notice to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: April 18, 2008                           By:     /s/ Li Huaiqi
                                                        ------------------
                                                Name:   Li Huaiqi
                                                Title:  Company Secretary

                                 (COMPANY LOGO)

                              (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)



                             NOTICE OF BOARD MEETING

The board of directors (the "Board") of PetroChina Company Limited (the "Company") hereby announces that the Board will convene an extraordinary meeting of the Board by way of written resolutions on 28 April 2008, Monday, approving, among other things, the results of the Company and its subsidiaries for the three months ended 31 March 2008 and its publication.



                                                         By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board


Beijing, the PRC
16 April 2008


As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.